SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 1)*


                            SOURCECORP, Incorporated
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    836167106
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 6, 2005
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                          (Date of Event which Requires
                            Filing of This Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      836167106             SCHEDULE 13D/A       PAGE 2 OF 6 PAGES
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----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,065,192
  NUMBER OF           --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      -0-
    EACH              --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                2,065,192
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,065,192
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.2%
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    14      TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      836167106             SCHEDULE 13D/A       PAGE 3 OF 6 PAGES
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     The Schedule 13D (the "Schedule 13D") filed on May 9, 2005 by JANA Partners
LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of SOURCECORP, Incorporated (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. The principal executive office of the Issuer is located at 3232 McKinney Avenue, Suite 1000, Dallas, Texas 75204.

ITEM 4.      PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

     The Reporting Person originally acquired the Shares for investment in the ordinary course of business, as the Reporting Person believed that the Shares at market prices when acquired were undervalued and represented an attractive investment opportunity. Representatives of the Reporting Person have engaged in discussions with representatives of the Issuer regarding the Reporting Person's concerns about the performance and direction of the Issuer and various actions that the Reporting Person believes the Issuer should take to enhance stockholder value. Among other things, the parties also discussed the appointment of a representative of the Reporting Person to the board of directors (the "Board") of the Issuer, and the Reporting Person believed that the Issuer had agreed to such appointment. During the time that the Reporting Person and the Issuer were discussing this appointment, the Board took various actions that the Reporting Person believes disenfranchise stockholders and entrench management and the Board, including enacting a "Poison Pill" and amending the Issuer's By-Laws to, among other things, strip stockholders of their right under the previous By-Laws to call a special meeting and to place burdens upon the ability of stockholders to act by written consent.

     On July 6, 2005, the Reporting Person and two investment funds under its management, JANA Piranha Master Fund, Ltd. ("JPMF") and JANA Master Fund, Ltd., filed a complaint in the Court of Chancery for the State of Delaware seeking to invalidate the Poison Pill and the By-Law amendments. A copy of the complaint is attached hereto as Exhibit A. On July 6, 2005, the Reporting Person also delivered a letter to the Issuer notifying the Issuer of the complaint, commenting on the Board's recent actions and disclosing that the Reporting Person inntends to shortly send the Issuer formal notice of its intention to solicit consents from the Issuer's stockholders to, among other things, remove and replace directors in order to take control of the Board. A copy of this letter is attached hereto as Exhibit B and incorporated herein by reference. In addition, on July 6, 2005, JPMF demanded access to various books and records of the Issuer pursuant to Delaware law. A copy of this demand is attached hereto as Exhibit C and incorporated herein by reference. A copy of the press release issued on July 6, 2005 by the Reporting Person in connection with these matters is attached hereto as Exhibit D.


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CUSIP NO.      836167106             SCHEDULE 13D/A       PAGE 4 OF 6 PAGES
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     The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

     Except as set forth above and in Exhibits A and B, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.      INTEREST IN THE SECURITIES OF THE ISSUER.

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 15,670,116 Shares outstanding, which is the total number of Shares outstanding as of April 29, 2005, as reported in the Issuer's quarterly report on Form 10-Q for the three months ended March 31, 2005.

     As of the close of business on July 5, 2005, the Reporting Person beneficially owned 2,065,192 Shares, constituting approximately 13.2% of the Shares outstanding.

     (c) There have been no transactions in the Shares effected by the Reporting Person during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

     Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1. Exhibit A - Complaint filed on July 6, 2005

2. Exhibit B - Letter to the Issuer, dated July 6, 2005

3. Exhibit C - Demand letter to the Issuer, dated July 6, 2005, pursuant to
               Section 220 of the Delaware General Corporation Law

4. Exhibit D - Press release issued on July 6, 2005


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CUSIP NO.      836167106             SCHEDULE 13D/A       PAGE 5 OF 6 PAGES
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2005

                                              JANA PARTNERS LLC


                                              By: /s/ Barry Rosenstein
                                                  ------------------------------
                                                  Name:  Barry Rosenstein
                                                  Title: Managing Partner


                                              By: /s/ Gary Claar
                                                  ------------------------------
                                                  Name:  Gary Claar
                                                  Title: Managing Director





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CUSIP NO.      836167106             SCHEDULE 13D/A       PAGE 6 OF 6 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A - Complaint filed on July 6, 2005

2. Exhibit B - Letter to the Issuer, dated July 6, 2005

3. Exhibit C - Demand letter to the Issuer, dated July 6, 2005, pursuant to
               Section 220 of the Delaware General Corporation Law

4. Exhibit D - Press release issued on July 6, 2005